UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-9779

Old NiSource Inc.

(Exact name of registrant as specified in its charter)

801 East 86th Avenue

Merrillville, Indiana 46410

(219) 853-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

Preferred Share Purchase Rights

Obligations pursuant to Support Agreement

with NiSource Capital Markets, Inc.

Corporate Premium Income Equity Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: This Amendment No. 1 is being filed to notify the Securities and Exchange Commission that, on July 16, 2019, the Registrant’s profile on EDGAR at www.sec.gov was updated to reflect its legal name “Old NiSource Inc.”

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Old NiSource Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 25, 2019

Old NiSource Inc.

By:	/s/ John G. Nassos
Name:	John G. Nassos
Title:	Vice President, Deputy General Counsel and Secretary of NiSource Inc., successor-in-interest to Old NiSource Inc.